Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

August 16, 2013

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”), on behalf of its series,
Barrow Street Long All Cap Fund (the “Long All Cap Fund”)
Barrow Street Hedged All Cap Fund (the “Hedged All Cap Fund”)
File Nos. 811-22680; 333-180308
Response to Staff’s Comments on Form N-1A

Ladies and Gentlemen:

Mr. Jim O’Connor, on behalf of Mr. Vincent DiStefano, of the staff of the Securities and Exchange Commission (the “Commission”) provided comments on the Trust’s Post-Effective Amendment No. 8.  Set forth below are the comments provided by the Commission staff and the Trust’s response to each:

LONG ALL CAP FUND PROSPECTUS

Risk/Return Summary (p. 2)

Fees and Expenses

COMMENT 1:
In the second sentence of the second footnote to the fee table, restate the period that management fee waivers and expense reimbursements are subject to repayment by the Long All Cap Fund from five years to three years.

RESPONSE:	The requested change has been made.

Principal Investment Strategies (pp. 3 ff.)

COMMENT 2:	Rewrite the section entitled, “Principal Investment Strategies,” according to plain English standards of Rule 421(d) if the Securities Act of 1933.

RESPONSE:	The Principal Investment Strategies section has been rewritten as set forth below:

“The Long All Cap Fund seeks to achieve its investment objective by primarily investing in a diversified portfolio of the common stock of U.S. companies that the Adviser believes are high quality and priced well below their intrinsic value.

In selecting investments, the Adviser uses its proprietary Systematic Quality Value (“SQV”) strategy, which evaluates and ranks the quality and value of companies based on various factors, including, without limitation, market pricing, intrinsic value, return on capital, profitability, cash flow, growth, and debt level.

The Adviser reviews the stock market on a regular basis to identify mispriced investment opportunities resulting from short-term market inefficiency.  The Adviser excludes companies that it considers to have insufficient data, unacceptable risk factors or unattractive industry or business characteristics.  The Fund generally invests in companies with the Adviser’s highest SQV rankings.  The Fund seeks to maintain significant portfolio diversification by company, market capitalization, and industry sector.  The Fund may invest in any industry sector and normally limits investment to companies in the large, mid, and small capitalization segments.

The Fund endeavors to hold its companies patiently while the market re-appraises their intrinsic value and price.  After an investment period that the Adviser considers to be optimal, the Fund generally sells companies if they no longer rank well enough to be included in the portfolio.  The Fund may also sell companies after they are announced as acquisition targets or for other reasons.

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in long positions in equity securities.  This investment policy may be changed without shareholder approval upon at least 60 days’ prior written notice to shareholders.

In addition to investing in common stock, the Fund may invest in exchange traded index funds and cash and cash equivalents, including, but not limited to, money market instruments and short-term fixed income instruments.  If the Adviser is unable identify issuers that meet the Adviser’s quality and value criteria, the Fund may invest all or a portion of its assets in cash or cash equivalents until more favorable investments become available.

Because of the types of securities in which the Fund invests and the investment techniques the Adviser uses, the Fund is designed for investors who are investing for the long term.”

COMMENT 3:
The Long All Cap Fund appears to meet the requirements of Rule 35d-1.  Include a statement that the Long All Cap Fund will invest 80% of its net assets plus any borrowings for investment purposes in common stock.

RESPONSE:	The following text has been added to the Principal Investment Strategies section:

“Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in long positions in equity securities.  This investment policy may be changed without shareholder approval upon at least 60 days’ prior written notice to shareholders.”

COMMENT 4:
Will the Long All Cap Fund invest in foreign and/or emerging markets as a principal investment strategy?  If so, include corresponding risks in the sections entitled, “Principal Risks” and “Investment Objective, Investment Strategies and Related Risks,” as well.

RESPONSE:	The Long All Cap Fund will not invest in foreign and/or emerging markets as a principal investment strategy.

COMMENT 5:	Will the Long All Cap Fund invest in issuers of all market capitalizations?

RESPONSE:	The Long All Cap Fund may invest in issuers of all market capitalizations.

COMMENT 6:	Are exchange-traded funds part of the Long All Cap Fund’s principal investment strategy? If not, remove reference to them from the principal investment strategies section.

RESPONSE:	Exchange-traded funds are part of the Long All Cap Fund’s principal investment strategy. The following exchange-traded funds risk disclosure has been added to the Principal Risks section:

“Exchange Traded Funds (ETF) Risk. ETFs typically hold a portfolio of securities designed to track the performance of a particular index.  Investments in ETFs are subject to the risk that the market price of an ETF’s shares may differ from its net asset value.  This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF trades at a premium (creating the risk that the Fund pays more than NAV for an ETF when making a purchase) or discount (creating the risks that the Fund’s NAV is reduced for undervalued ETFs it holds, and that the Fund receives less than NAV when selling an ETF).  Investments in ETFs are also subject to the risk that the ETF may not be able to replicate exactly the performance of the indices it tracks because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities.  In addition, the ETFs in which the Fund invests may incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices or match their performance. To the extent that the Fund invests in ETFs, there will be some duplication of expenses because the Fund would bear its pro-rata portion of such ETF’s advisory fees and operational expenses.”

Principal Risks (p. 4)

COMMENT 7:
The third sentence of the first paragraph, “Because of the types of securities in which the Long All Cap Fund invests and the investment techniques the Adviser uses, the Long All Cap Fund is designed for investors who are investing for the long term,” is not risk disclosure.  Move this sentence to another section of the prospectus.

RESPONSE:	This sentence has been moved to the Principal Investment Strategies section of the prospectus.

Performance Summary (p. 6)

COMMENT 8:	Confirm the average annual return calculations of the Predecessor Private Fund was done in accordance with Item 26(b)(1) of Form N-1A for periods prior to the Long All Cap Fund’s effective date.

RESPONSE:	The average annual return calculations of the Predecessor Private Fund was done in accordance with Item 26(b)(1) of Form N-1A for periods prior to the Long All Cap Fund’s effective date.

COMMENT 9:	If the performance figures of the Predecessor Private Fund were audited, include such a statement.

RESPONSE:	The performance figures of the Predecessor Private Fund were not audited.

COMMENT 10:	In the Average Annual Total Returns table, indicate that the S&P 500 Index does not deduct for fees, expenses or taxes.

RESPONSE:	The heading in the Average Annual Total Returns table has been modified to read:

“S&P 500 Index Fund
(reflects no deduction for fees, expenses or taxes)”

HEDGED ALL CAP FUND PROSPECTUS

Risk/Return Summary (p. 10)

Fees and Expenses (p. 10)

COMMENT 11:
In the heading, “Fees and Expenses,” include a separate sub-heading under the “Other Expenses” line item of the fee table for expenses related to short selling of securities in the fee table.  Alternatively, explain expenses related to short selling in a footnote to the fee table.

RESPONSE:	The disclosure regarding expenses related to short selling is included in a parenthetical to the heading, as allowed in Instruction 3(c)(iii) to Item 3 of Form N-1A.

COMMENT 12:
In the second sentence of the second footnote to the fee table, restate the period that management fee waivers and expense reimbursements are subject to repayment by the Hedged All Cap Fund from five years to three years.

RESPONSE:	The requested change has been made.

Principal Investment Strategies (pp. 11 ff.)

COMMENT 13:
All comments regarding the Plain English requirements of Rule 421(d) of the Securities Act of 1933 provided on the section entitled, “Principal Investment Strategies,” of the Long All Cap Fund prospectus apply to Hedged All Cap prospectus as well.

RESPONSE:	The Principal Investment Strategies section has been rewritten as set forth below:

“The Hedged All Cap Fund seeks to achieve its investment objective by primarily investing in a diversified portfolio of:

•	long positions in the common stock of U.S. companies that the Adviser believes are high quality and priced well below their intrinsic value; and

•	short positions in the common stock of U.S. companies that the Adviser believes are low quality and priced well above their intrinsic value.

In selecting investments, the Adviser uses its proprietary Systematic Quality Value (“SQV”) strategy, which evaluates and ranks the quality and value of companies based on various factors, including, without limitation, market pricing, intrinsic value, return on capital, profitability, cash flow, growth, and debt level.

The Adviser reviews the stock market on a regular basis to identify mispriced investment opportunities resulting from short-term market inefficiency.  The Adviser excludes companies that it considers to have insufficient data, unacceptable risk factors or unattractive industry or business characteristics.  The Fund generally invests in companies with the Adviser’s highest and lowest SQV rankings as long positions and short positions, respectively.  The Fund seeks to maintain significant portfolio diversification by company, market capitalization, and industry sector.  The Fund also seeks to reduce long market exposure with short positions.  The Fund may invest in any industry sector and normally limits investment to companies in the large, mid and small capitalization segments.

The Fund endeavors to hold its positions patiently while the market re-appraises the intrinsic value and price of the Fund’s portfolio companies.  After an investment period that the Adviser considers to be optimal, the Fund generally sells long positions in companies that no longer rank well enough to be included in the portfolio, and generally covers short positions in companies that no longer rank poorly enough to be included in the portfolio.  The Fund may also remove positions in companies after they are announced as acquisition targets or for other reasons.

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in long and short positions in equity securities.  This investment policy may be changed without shareholder approval upon at least 60 days’ prior written notice to shareholders.

In addition to investing in common stock or selling common stock short, the Fund may invest in exchange traded stock index funds and futures contracts on market indices as part of its hedging strategy.  The Fund may also invest in cash and cash equivalents, including, but not limited to, money market instruments and short-term fixed income instruments.  If the Adviser is unable identify issuers that meet the Adviser’s quality and value criteria, the Fund may invest all or a portion of its assets in cash or cash equivalents until more favorable investments become available.

Because of the types of securities in which the Fund invests and the investment techniques the Adviser uses, the Fund is designed for investors who are investing for the long term.”

COMMENT 14:
The Hedged All Cap Fund appears to meet the requirements of Rule 35d-1.  Include a statement that the Hedged All Cap Fund will invest 80% of its net assets plus any borrowings for investment purposes in long or short positions in common stock.

RESPONSE:	The following text has been added to the Principal Investment Strategies section:

“Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in long and short positions in equity securities.  This investment policy may be changed without shareholder approval upon at least 60 days’ prior written notice to shareholders.”

Investment Objective, Investment Strategies and Related Risks

Portfolio Holdings and Disclosure Policy (pp. 21 and 26)

COMMENT 15:	If the Funds’ policies and procedures with respect to the disclosure of portfolio holdings is on the Funds’ website, so state.

RESPONSE:	The Funds’ policies and procedures with respect to the disclosure of portfolio holdings are not on the Funds’ website

Historical Performance of the Adviser’s Long/Short All Cap Style Private Accounts (p. 30)

COMMENT 16:	State in the fourth sentence of the third paragraph that historical performance of the Adviser’s Long/Short All Cap style private accounts is net of all actual fees and expenses.

RESPONSE:	The sentence has been revised to state:

“The performance is net of all trading commissions, other fees and expenses, but does not include the effect of the performance fee which was in place until October 7, 2012.”

COMMENT 17:
The Average Annual Total Returns table for the Long/Short All Cap Style Private Accounts must comply with the presentation requirements of Item 4(b)(2)(iii) of Form N-1A; delete the reference to the 3-year performance information and instead include 5-years or since-inception performance information.

RESPONSE:	The 3-year performance information has been deleted, so that the table shows 1-year and since-inception performance.

Privacy Policy

COMMENT 18:	The privacy policy is not part of the prospectus, delete the disclosure from the prospectus.

RESPONSE:	The requested change has been made.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary